DEFAULT STATUS REPORT

TO: Alberta Securities Commission

TAKE NOTICE that Astris Energi Inc. (the “Corporation) hereby confirms that there have been no material changes regarding the information provided in the Corporation’s notice of default filed on April 30, 2007 and the Corporation expects to file its annual audited financial statements for the year ended December 31, 2006 on or about May 21, 2007 and by no later than May 25, 2007.

Dated at Toronto, Ontario on May 15, 2007.

ASTRIS ENERGI INC.

Per:	“Anthony J. Durkacz” (signed)
Anthony J. Durkacz
Vice President of Finance